Exhibit 99.1

Clementia Announces Pricing of Initial Public Offering

Montreal, Quebec – August 2, 2017 – Clementia Pharmaceuticals Inc. (NASDAQ: CMTA) (the “Company” or “Clementia”), a clinical stage biopharmaceutical company, today announced the pricing of its initial public offering of 8,000,000 common shares at an initial public offering price of $15.00 per share. The shares are expected to begin trading on The NASDAQ Global Select Market on August 2, 2017 under the ticker symbol “CMTA”. In addition, Clementia has granted the underwriters a 30-day option to purchase up to an additional 1,200,000 common shares at the initial public offering price, less underwriting discounts and commissions. The offering is expected to close on August 7, 2017, subject to customary closing conditions.

Morgan Stanley & Co. LLC and Leerink Partners LLC are acting as book-running managers for the offering.  Wedbush Securities Inc. and BTIG, LLC are acting as co-managers for the offering.

A registration statement relating to these securities has been filed with, and declared effective by, the U.S. Securities and Exchange Commission. Copies of the registration statement can be accessed through the SEC’s website at www.sec.gov.  This offering is being made only by means of a prospectus. When available, a copy of the final prospectus related to the offering may be obtained from the offices of Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; or from Leerink Partners LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA, 02110, or by email at syndicate@leerink.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Clementia Pharmaceuticals Inc.

Clementia is a clinical stage biopharmaceutical company committed to delivering treatments to people who have none. The company is developing its lead candidate palovarotene, a novel RARγ agonist, to treat Fibrodysplasia Ossificans Progressiva (FOP), Multiple Osteochondromas (MO), and other diseases. For more information, please visit www.clementiapharma.com.

Investor/Media Contact:

Joseph Walewicz
Clementia Pharmaceuticals Inc.
+1-514-940-1080

Source: Clementia Pharmaceuticals, Inc.